United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: The Boeing Company

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of The Boeing Company

RE: The case for voting YES on Shareholder Proposal No. 6 on the 2023 Proxy Ballot (“China Report”).

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Proposal No. 6 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits follow at the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote YES on Proposal No. 6 on the 2023 proxy ballot of The Boeing Company (“Boeing” or the “Company”). The Resolved clause states:

Shareholders request that, beginning in 2023, The Boeing Company report annually to shareholders about the nature and extent to which corporate operations depend on, and are vulnerable to, Communist China, which is a serial human rights violator, a geopolitical threat, and an adversary to the United States. The report should exclude confidential business information but provide shareholders with a sense of the Company’s reliance on activities conducted within, and under control of, the Communist Chinese government.

This report is necessary for Boeing shareholders because:

1.Doing business with Communist China presents a unique, substantial, and pressing risk that warrants dedicated reporting.

2.The potential damage from Boeing’s reliance on Communist China affects every aspect of its business. These China-specific risks should be assessed and reported more comprehensively.

3.Existing disclosures are fragmented, incomplete, and vague. As a result, these disclosures are inadequate to assess business risks related to Communist China.

1.Doing business with Communist China presents a unique, substantial, and pressing risk that warrants dedicated reporting.

China poses a unique challenge given its size, strength, and track record of constricting the freedoms and abusing the human rights of its people, militarily menacing its neighbors, and pursuing policies designed to achieve world domination through economic, technological, and military superiority.

Against this backdrop, it is unrealistic and irresponsible for Boeing to contend that doing business with China is comparable to other business risks disclosed in existing reports and filings – especially given Boeing’s inordinate dependence on China for revenue and supply, as the company strives to recover from its severe business downturns of recent years.

To summarize the many challenges posed by Communist China:

•China is the second-largest country in the world by nominal GDP,1 and the largest country in the world by GDP in purchasing power parity (PPP).2

•The nation of China is ruled by the Chinese Communist Party (CCP), whose stated intention is to “become a global leader in terms of composite national strength and international influence.”3

What makes China’s size and emerging strength particularly troubling is that it is ruled by an authoritarian regime that abuses its own people and seeks to dominate its adversaries – including the United States. This includes:

1 The World Bank, GDP (Current US$), World Bank national accounts data, OECD National Accounts data files. See https://data.worldbank.org/indicator/NY.GDP.MKTP.CD?most_recent_value_desc=true&view=map

2 CIA, The World Fact Book, Country Comparisons, “Real GDP (purchasing power parity)”, 2021. See https://www.cia.gov/the-world-factbook/field/real-gdp-purchasing-power-parity/country-comparison

3 Jinping, XI, “Full text of Xi Jinping’s report at 19th CPC National Congress,” China Daily, November 4, 2017. See http://www.chinadaily.com.cn/china/19thcpcnationalcongress/2017-11/04/content_34115212.htm

Human Trafficking and Oppression of Ethnic Minorities: The U.S. State Department’s 2022 Trafficking in Persons Report declared China a state sponsor of human trafficking, noting that, “there was a government policy or pattern of widespread forced labor, including through the continued mass arbitrary detention of Uyghurs, ethnic Kazakhs, ethnic Kyrgyz, and members of other Turkic and/or Muslim minority groups in the Xinjiang Uyghur Autonomous Region (Xinjiang) under the guise of ‘vocational training’ and ‘deradicalization.’ Authorities continued to implement these policies in other provinces; targeted other religious minorities under their auspices; and sought the coerced repatriation and internment of religious and ethnic minorities living abroad through the use of surveillance, harassment, threats against them and their family members, and extradition requests.”[4]

Since many companies in China are ultimately under the control of the CCP, they are – voluntarily or involuntarily – complicit in this human trafficking and oppression.

Cyber Warfare: The U.S. Cybersecurity and Infrastructure Security Agency states that the CCP “engages in malicious cyber activities to pursue its national interests. Malicious cyber activities attributed to the Chinese government targeted, and continue to target, a variety of industries and organizations in the United States.”5

Escalating Military Threats: According to the U.S. Department of Defense, China now has the largest number of naval vessels of any military in the world: 975,000 active-duty military personnel, long-range precision strike systems, and hypersonic weapons. The 2022 China Military Power Report states that China’s “evolving capabilities and concepts continue to strengthen the PLA’s [People’s Liberation Army] ability to ‘fight and win wars’ against a ‘strong enemy’ (a euphemism likely for the United States), counter an intervention by a third party in a conflict along the PRC’s periphery, and project power globally.”6

4 Department of State, United States of America, Trafficking in Persons Report, July 2022. See https://www.state.gov/wp-content/uploads/2022/04/337308-2022-TIP-REPORT-inaccessible.pdf

U.S. Department of Labor, Bureau of International Labor Affairs, “Against Their Will: The Situation in Xinjiang.” See  https://www.dol.gov/agencies/ilab/against-their-will-the-situation-in-xinjiang

5 Cybersecurity and Infrastructure Security Agency, “China Cyber Threat Overview and Advisories.” See https://www.cisa.gov/uscert/china

6 U.S. Department of Defense, Military and Security Developments Involving The People’s Republic of China, 2022, Chapter Two: “China’s Forces, Capabilities, and Power Projection,” p. 45. See https://media.defense.gov/2022/Nov/29/2003122279/-1/-1/1/2022-MILITARY-AND-SECURITY-DEVELOPMENTS-INVOLVING-THE-PEOPLES-REPUBLIC-OF-CHINA.PDF

China has recently demonstrated its intention to project power by repeatedly conducting military operations around Taiwan,[7] and by sending large numbers of fighter jets into Taiwan’s Air Defense Zone.[8] In regards to Taiwan, China’s ruler Xi Jinping has previously said, “The historical task of the complete reunification of the motherland must be fulfilled, and will definitely be fulfilled.”[9]

China is embarking on efforts to fully modernize its military by 2027, which according to the
U.S. Department of Defense, “could give the PLA capabilities to be a more credible military tool for the Chinese Communist Party to wield as it pursues Taiwan unification.”[10]

In addition to the above issues, Communist China presents other challenges, such as:

•The CCP’s crackdown on freedoms in Hong Kong.11

•The CCP’s “social credit” system, which monitors and punishes citizens – without due process – for certain behaviors, leading to potential blacklisting from travel, buying property, or taking out loans.12

•The CCP’s monitoring and control of the Internet in China, which prevents citizens from having open access to uncensored information.13

•Inhumane lockdowns of entire cities due to the CCP’s regressive Zero COVID policy.14

7 Varandani, Suman, “Taiwan Intercepts 9 PLA Military Aircraft, 4 Naval Ships As Tensions Mount With China,” International Business Times, January 24, 2023. See

https://www.ibtimes.com/taiwan-intercepts-9-pla-military-aircraft-4-naval-ships-tensions-mount-china-3660368

8 Cheung, Eric and Jessie Yeung,  “China carries out military exercises near Taiwan and Japan, sending 47 aircraft across Taiwan Strait in ‘strike drill,’” CNN, December 26, 2022. See

https://www.cnn.com/2022/12/25/asia/taiwan-china-aircraft-incursions-intl-hnk/index.html

9 “China’s Xi vows ‘reunification’ with Taiwan, but holds off threatening force,” CNBC, October 8, 2021. See https://www.cnbc.com/2021/10/09/china-president-xi-jinping-on-reunification-with-taiwan.html

10 U.S. Department of Defense, Military and Security Developments, Preface, p. I. See https://media.defense.gov/2022/Nov/29/2003122279/-1/-1/1/2022-MILITARY-AND-SECURITY-DEVELOPMENTS-INVOLVING-THE-PEOPLES-REPUBLIC-OF-CHINA.PDF

11 Maizland, Lindsay, “Hong Kong’s Freedoms: What China Promised and How it’s Cracking Down,” Council on Foreign Relations, May 19, 2022. See https://www.cfr.org/backgrounder/hong-kong-freedoms-democracy-protests-china-crackdown

12 Mozur, Paul, and Aaron Krolik, “A Surveillance Net Blankets China’s Cities, Giving Police Vast Powers,” New York Times, December 17, 2019. See https://www.nytimes.com/2019/12/17/technology/china-surveillance.html

13 “Building the (Fire) Wall: Internet Censorship in the United States and China,” Harvard International Review, December 28, 2020. See https://hir.harvard.edu/building-the-fire-wall/

14 Gan, Nectar and Shawn Deng, “Chinese cities rush to lockdown in show of loyalty to Xi’s ‘zero-Covid’ strategy,” CNN, September 5, 2022. See https://www.cnn.com/2022/09/05/china/china-covid-lockdown-74-cities-intl-hnk/index.html

•The CCP’s abusive trade practices15 meant to dominate key U.S. industries.16

•The CCP’s wrongful detainment of U.S. citizens.17

•The CCP’s central role in flooding the U.S. with lethal fentanyl that is killing thousands of young Americans and destroying U.S. communities.18

2.The potential damage from Boeing’s reliance on Communist China affects virtually every aspect of its business. These China-specific risks should be assessed and reported more comprehensively by Boeing to its shareholders.

Revenue Risks

Boeing’s business partnership with China

With its “long-standing partnership spanning 50 years,” Boeing and China are “Building the Future Together,” the Company proclaims on its “Boeing in China” document.19

“Today, Boeing airplanes are the mainstay of China’s air travel and cargo system, as more than 2,000 of them have been delivered to Chinese operators in the past five decades,” the Company said in its October 2022 commercial market outlook for China. One-third of all 737s are delivered to China, with 25 percent of Boeing products sent to Chinese customers.20 “Boeing reiterates its commitment to support China’s air transportation system in the next 50 years with its world class products and services, including the 737 MAX, 787 Dreamliner and 777X families,” reports the Asia Times.21

15 Rubio, Senator Marco, et al, Letter to Secretaries of U.S. Department of State and U.S. Department of the Treasury, January 21, 2023. See https://www.rubio.senate.gov/public/_cache/files/a312bb80-3195-4837-ab5d-b0db1c63a670/AFBFFB4AC8C6D94F89D83A1F55095554.01.31.22-smr-letter-to-secretaries-blinken-and-yellen-re-china-trips.pdf

16 U.S. Department of Commerce, International Trade Administration, FACT SHEET, “Commerce Finds Dumping and Countervailable Subsidization of Imports of Steel Racks from China.” See https://enforcement.trade.gov/download/factsheets/factsheet-prc-steel-racks-ad-cvd-final-071819.pdf

17 Kine, Phelim, “Families push Biden for release of jailed Americans in China,” Politico, June 19, 2022. See

https://www.politico.com/news/2022/06/19/families-biden-administration-americans-china-00040706

18 Belmonte, Adriana, “How China flooded the U.S. with lethal fentanyl, fueling the opioid crisis,” yahoo!finance, February 15, 2020. See https://finance.yahoo.com/news/chinas-role-in-the-us-fentanyl-epidemic-152338423.html

19 Boeing, Building the Future, Boeing in China. See https:www.boeing.com/resources/boeingdotcom/company/key_orgs/boeing-international/pdf/chinabackgrounder_english.pdf.

20 Boeing, Building the Future, Boeing in China. See https:www.boeing.com/resources/boeingdotcom/company/key_orgs/boeing-international/pdf/chinabackgrounder_english.pdf.

21 Foster, Scott, “Boeing losing its once firm grip on China,” Asia Times, January 30, 2023. See https://asiatimes.com/2023/01/boeing-losing-its-once-firm-grip-on-china/

Boeing says its business with China “supports the economy, including tens of thousands of U.S. jobs directly, as well as more than 1 million American workers in all 50 states across our supply chain.”[22]

Boeing’s business struggles

In recent years, however, Boeing has experienced a serious business downturn—with the company’s “current exclusion from the China market” a critical factor.[23]

As CNBC reported in November of 2022, “The company has struggled since two deadly crashes of the 737 in 2018 and 2019, the Covid-19 pandemic, manufacturing flaws that paused handovers of its 787 Dreamliners, and problems in its defense unit.”24

During this downturn, Boeing has been effectively locked out of the China market due to numerous factors:

•Air disasters involving the Boeing fleet25

•China’s stringent COVID lockdown26

•The tense geopolitical relationship between China and the United States27

•Strong competition, not only from Europe’s Airbus, but from a Chinese airplane manufacturer, Commercial Aircraft Corp of China Ltd.28

22 Boeing, Building the Future, Boeing in China. See https:www.boeing.com/resources/boeingdotcom/company/key_orgs/boeing-international/pdf/chinabackgrounder_english.pdf.

23 Gates, Dominic, “As Boeing posts more red ink, CEO cites progress toward recovery,” Seattle Times, January 25, 2023. See https://www.seattletimes.com/business/boeing-aerospace/boeing-posts-more-red-ink-yet-leaders-see-progress-toward-recovery/

24 Josephs, Leslie, “Boeing’s aircraft deliveries slipped in October on 737 fuselage flaw,” CNBC, November 8, 2022. See Boeing's aircraft deliveries slipped in October on 737 fuselage flaw (cnbc.com)

25 “China Southern cancels planned return of Boeing 737 MAX flights,” Reuters, October 31, 2022. See https://www.reuters.com/business/aerospace-defense/china-southern-cancels-planned-return-boeing-737-max-flights-website-2022-10-30/

26 Gates, Dominic, “As Boeing posts more red ink, CEO cites progress toward recovery,” Seattle Times, January 25, 2023. See https://www.seattletimes.com/business/boeing-aerospace/boeing-posts-more-red-ink-yet-leaders-see-progress-toward-recovery/

27 Ibid.

28 Kotoky, Anurag and Danny Lee, “Boeing’s China Orders Dry Up on US Tensions in Boost for Airbus,” Bloomberg News, October 5, 2022. See https://www.bloomberg.com/news/articles/2022-10-05/boeing-china-orders-dry-up-on-us-tensions-in-boost-for-airbus?leadSource=uverify%20wall

Boeing’s Dependence on China

Outside of the United States, Asia, dominated by China, is the largest source of revenue for Boeing, representing 7.9 percent of all sales as of 2022. 29 China represented $13.8 billion of Boeing sales during 2018.30 Now, Boeing is counting on a renewal of extensive business dealings with China, as the larger Asian market accounts for roughly 40 percent of long-term global demand for new aircraft; China’s passenger jet fleet has grown at an average annual rate of nearly nine percent since 2010 and accounts for over 25 percent of global jet deliveries.31 There are, however, significant obstacles to doing business in China, making Boeing’s reliance on China a substantial risk.

As Reuters reported at the end of January:

Boeing Co. Chief Executive Dave Calhoun…voiced hopes that an upcoming visit to China by U.S. Secretary of State Antony Blinken would lead eventually to “robust” plane orders…

Boeing has 138 737 MAX airplanes in inventory for Chinese carriers, worth approximately $7 billion, but has been unable to deliver them amid U.S.-China geopolitical tensions.32 Calhoun said last week China will “need the MAX” to meet demand, which is expected to be 8,485 airplanes through 2041, representing 21% of global demand.33

29 “Boeing Corporation Form 10-K 2022”. SEC EDGAR, January 27, 2023. See https://www.sec.gov/Archives/edgar/.

30 Dhierin, Bechai. “Boeing: A new China crisis,” Seeking Alpha, February 7, 2023. See https://seekingalpha.com/article/4576006-boeing-a-new-china-crisis.

31 “Commercial Market Outlook 2022-2041,” Boeing, Accessed March 14, 2023. See https://www.boeing.com/commercial/market/commercial-market-outlook/index.page#/asia.

32 Dhierin, Bechai. “Boeing: A new China crisis,” Seeking Alpha, February 7, 2023. See https://seekingalpha.com/article/4576006-boeing-a-new-china-crisis.

33 “Commercial Market Outlook 2022-2041,” Boeing, Accessed March 14, 2023. See https://www.boeing.com/commercial/market/commercial-market-outlook/index.page#/asia.

“So now all of a sudden (demand) is coming back fast and they need airplanes.”34

Still, Reuters reported that while Calhoun “called the potential opening of the Chinese market a ‘serious bump’ for the entire aviation industry,” he “declined to comment on when Chinese airlines could begin accepting aircraft from Boeing.” “He said Boeing would ‘pause’ its efforts ‘so that we can discern what China wants to do.’”[35] Prior to the Boeing 737 MAX crisis in 2019,

China accounted for 23 percent of all 737 MAX aircraft orders.[36]

After “Boeing missed out on a 40-plane deal” with China in September, Bloomberg News reported, the company expressed disappointment “that geopolitical differences continue to constrain U.S. aircraft exports.”

“Boeing’s exclusion from the Chinese market is poised to extend amid a worsening U.S.-China relationship, lengthening the company’s recovery timeline and crimping its outlook,” Bloomberg Intelligence analysts George Ferguson and Juan Chamorro wrote in a Sept. 28 note.37

And then Secretary of State Blinken’s scheduled February visit to China was postponed after a Chinese spy satellite traversed the United States for four days, passing over a number of key American military sites, before finally being shot down – an incident that only worsened U.S.-China relations.[38] Upon cancellation of the meeting, “the hope of normalization floated away… as the visit was seen as a pivotal moment for Boeing to recover the delivery stream and for an opening of aircraft sales to China...,” wrote Bechai Dhierin at

34 Hepher, Tim and Shepardson, David. “Boeing CEO hints at bigger jet output, optimistic on China,” Reuters, January 31, 2023. See https://www.reuters.com/business/aerospace-defense/boeing-ceo-hints-higher-jet-output-optimistic-china-2023-01-31/

35 Insinna, Valerie and Shepardson, David. “Boeing reports loss, but first positive free cash flow since 2018,” Reuters, January 25, 2023. See https://www.reuters.com/business/aerospace-defense/boeing-reports-first-annual-positive-free-cash-flow-since-2018-2023-01-25/.

36 Dhierin, Bechai. “Boeing: A new China crisis,” Seeking Alpha, February 7, 2023. See https://seekingalpha.com/article/4576006-boeing-a-new-china-crisis.

37 Kotoky and Lee, Bloomberg News.

38 U.S. Department of State, Office of the Spokesperson, “Secretary Blinken’s Call with People’s Republic of China (PRC) CCP Central Foreign Affairs Office Director Wang Yi.” See https://www.state.gov/secretary-blinkens-call-with-peoples-republic-of-china-prc-ccp-central-foreign-affairs-office-director-wang-yi/

Seeking Alpha.[39] Given the political instability between the United States and China, it “would not be surpris(ing) if Boeing reverted to a delivery vision that does not include China for the foreseeable future at the rates that the company grew accustomed to… deliveries to China (resemble) a remote opportunity rather than a near-term certainty.”[40]

Though GDP growth is expected to grow 5 percent-6.5 percent,[41] [42] the reopening of the economy is expected to increase euro area and U.S. CPI inflation by 20 bps during 2023 as a result of higher oil prices and growing Chinese private consumption.[43] There are also likely systematic issues within the Chinese economy, such as growing corporate debt burdens and real estate market instability that represent significant business risks.[44]

Increasing Corporate Debt

The growth of China’s debt is unsustainable. Chinese debt has hit its highest level of nonfinancial sector debt-to-GDP since 1995, with the ratio reaching 296 percent during the third quarter of 2022, with the amount likely higher according to Beijing-backed think tank National Institution for Finance and Development.45 46 The United States, on the other hand, had a nonfinancial sector debt-to-GDP ratio of 257 percent during the third quarter of 2022; the average of all reporting economies was 237 percent during that time frame.

China and the United States’ debt-to-GDP ratios have increased by 15.3 percent and 2.5 percent from Q3 2017 to Q3 2022, respectively; Aggregate debt has increased by 60 percent and 33.3 percent over that time period, respectively.47 The significant increase in Chinese debt has been due to companies increasing leverage to take advantage of cheap financing during 2020 and 2021, but

39 Dhierin, Bechai. “Boeing: A new China crisis,” Seeking Alpha, February 7, 2023. See https://seekingalpha.com/article/4576006-boeing-a-new-china-crisis.

40 Ibid.

41 “China’s reopening is poised to boost global growth,” Goldman Sachs, February 10, 2023. See https://www.goldmansachs.com/insights/pages/chinas-reopening-is-poised-to-boost-global-growth.html.

42 Jason, D. and Yifan Xie, S. “Don’t count on China to save the world economy,” The Wall Street Journal, February 13, 2023. See https://www.wsj.com/articles/china-economy-consumer-spending-11675980834.

43 Dai, Muller, Rasheed, and Watt. “China’s reopening spillovers may be more ripples than waves,” Swiss Re Institute, February 13, 2023. See https://www.swissre.com/institute/research/sigma-research/Economic-Insights/china-reopening-spillovers.html.

44 Levitz, Eric. “China’s economic model is in crisis (and Xi knows it),” Intelligencer, January 24, 2023. See https://nymag.com/intelligencer/2023/01/china-economy-property-bubble-reopening-zero-covid.html.

45 Kawate, Iori. “China’s debt ratio hits record high at 3 times GDP,” Nikkei Asia, December 7, 2022. See https://asia.nikkei.com/Business/Markets/China-debt-crunch/China-s-debt-ratio-hits-record-high-at-3-times-GDP.

46 “Total credit to the non-financial sector (core debt),” Bank for International Settlements, February 27, 2023. See https://stats.bis.org/statx/srs/table/f1.1.

47 “Total credit to the non-financial sector (core debt),” Bank for International Settlements, February 27, 2023. See https://stats.bis.org/statx/srs/table/f1.1.

economic slowdowns in 2022 limited growth and companies’ ability to pay down debt.48 This has impacted China’s economy through rising default rates, specifically among real estate developers.49

Real Estate Market Instability

According to the FRISK Stress Index (see chart next page), financial stress for China’s building and construction industry has hit an all-time high. The industry reached a record of 3.44x in 2022, compared with a previous peak of 2.59x in October 2009 at the height of the Great Recession.50 This has stemmed from a sales decline of 39.7 percent from July 2021 to July 2022, which is the aftermath of a “debt-fueled building boom.”51 As bankruptcies begin to rise, “we are now arguably observing the largest corporate debt bubble deflating in real-time.”52 The rising number of bankruptcies and delinquencies will produce ripple effects that will be felt throughout the Chinese economy, as real estate represents the largest share of wealth among the typical Chinese citizen.53

48 Wu, John. “China’s state-owned companies encumbered by world’s biggest debt pile,” S&P Global, September 21, 2022. See https://www.spglobal.com/marketintelligence/en/news-insights/latest-news-headlines/china-s-state-owned-companies-encumbered-by-world-s-biggest-corporate-debt-pile-72199736.

49 “China property develop bankruptcies trickle in, Evergrande looms large,” Credit Risk Monitor, September 7, 2022. See https://www.creditriskmonitor.com/resources/blog-posts/china-property-developer-bankruptcies-trickle-evergrande-looms-large.

50 Ibid.

51 Li, Cao. “China home sales plunge in July, as mortgage revolt deters buyers,” The Wall Street Journal, July 31, 2022. See https://www.wsj.com/articles/china-home-sales-plunge-in-july-as-mortgage-revolt-deters-buyers-11659264152.

52 “China property develop bankruptcies trickle in, Evergrande looms large,” Credit Risk Monitor, September 7, 2022. See https://www.creditriskmonitor.com/resources/blog-posts/china-property-developer-bankruptcies-trickle-evergrande-looms-large.

53 Pak, Jennifer. “In China, it’s heads for a real estate win, or “rotten tails” – you lose,” Marketplace, May 10, 2021. See https://www.marketplace.org/2021/05/10/real-estate-important-gamble-china/.

According to Steven W. Mosher, whose six books on China include “Hegemon: China’s Plan to Dominate Asia and the World,” “Official statistics show the country’s growth has been cut in half—and the actual situation is undoubtedly far more dire. The property sector is bust, banks are going belly up, and Chinese consumers are tightening their belts.”

And as China continues to menace Taiwan, any attack by the mainland regime on that island “would dramatically step up the decoupling of the U.S. and Chinese economies,” further complicating Boeing’s hopes for a surge in its business with the Communist nation.54

Supply Chain Risks

Another factor negatively impacting Boeing’s efforts “to stabilize and ramp up production” is the instability in the supply chain that continues to afflict the world economy in the wake of COVID.55

With Boeing shares down more than 39 percent from 1/1/2020 to 3/10/2023, according to CNBC, “executives outlined a host of challenges through 2023, including labor and training hurdles and continued constraints on the company’s supply chain.”

“We’re not anticipating or suggesting that the supply chain world is going to get much better in the near term,” said Boeing CEO David Calhoun to CNBC. “We expect it will continue to be challenged over the course of 2023.”56

54 Ibid.

55 Insinna, and Shepardson, Reuters.

56 Josephs, Leslie, “Boeing reports quarterly loss on problems in Air Force One, tanker programs,” CNBC, October 26, 2022. See https://www.cnbc.com/2022/10/26/boeing-ba-earnings-q3-2022.html

The reopening of China’s economy could increase the risk that the “demand rebound could re-tighten supply chains, especially if recent loosening is more a function of weaker global demand than increased supply and efficiencies.”57

Here, too, Boeing’s reliance on China plays a critical role.

China “has a component role on every current Boeing commercial airplane model — the 737, 747, 767, 777 and 787 Dreamliner,” the Company reports. “More than 10,000 Boeing airplanes currently fly throughout the world with parts and assemblies built in China.”[58] Boeing has over 35 direct suppliers in China and is the largest international customer of Chinese commercial aviation manufacturing.[59]

But with the Company continuing to be

largely frozen out of the China market, the company’s access to those parts and assemblies is severely compromised at a critical time in its recovery efforts. And “it is really hard,” Calhoun said in October, “for me to find signals that things are going to change in China and move in our direction.”[60]

Security Risks

China’s commitment to espionage, in economic and technology fields – but especially in the areas of national defense and military capabilities – entails risks that are nothing short of existential for American companies doing business with the Chinese Communist regime.

In November 2022, CBS News reported, “A Chinese intelligence officer convicted of economic espionage and stealing aviation trade secrets from companies including General Electric (GE) was sentenced to 20 years in federal prison, one year after a jury in Ohio convicted him on all counts.

“Yanjun Xu, a deputy division director of China’s intelligence arm, ‘engaged in a wide-reaching pattern of deception, computer hacking, and theft,’ prosecutors wrote in court documents ahead

57 Dai, Muller, Rasheed, and Watt. “China’s reopening spillovers may be more ripples than waves,” Swiss Re Institute, February 13, 2023. See https://www.swissre.com/institute/research/sigma-research/Economic-Insights/china-reopening-spillovers.html.

58 Boeing, Building the Future, Boeing in China. See https:www.boeing.com/resources/boeingdotcom/company/key_orgs/boeing-international/pdf/chinabackgrounder_english.pdf.

59 Ibid.

60 Shepardson, David, “Boeing orders jump but trail Airbus for 4th straight year as China lags,” Reuters, January 11, 2023. See https://www.reuters.com/business/aerospace-defense/boeing-airplane-deliveries-orders-jump-2022-2023-01-10/

of (his) sentencing. ‘He has made a career out of committing these crimes against foreign companies.’”61

“China’s predatory trade tactics and accusations of espionage have come under increased scrutiny by federal investigators and the FBI in recent years,” CBS reported. “FBI Director Christopher Wray told a House panel that China poses the greatest long-term threat to American national security, saying Chinese agents will employ numerous illegal tactics to surpass the U.S. as a superpower on the world stage.”62

This is an especially serious risk for companies like Boeing, which in addition to their commercial aircraft manufacturing, are major defense contractors.

FoxBusiness.com cited this warning from Isaac Stone Fish, CEO and founder of China risk consultancy company Strategy Risks:

Doing a relatively significant amount of business in China changes the risk profile now more than ever for any U.S. company, whether for compliance, cyber, reputation, security or other risks.

Those risks are particularly critical for companies that safeguard U.S. national defense and security. U.S. defense contractors need to better understand their risk exposure to China and the Chinese Communist Party, so they can reduce their China risks to better serve the needs of the U.S. military and national security.”63

Boeing's Customers in China

Air China

China Eastern

China Southern

Hainan Airlines

Xiamen Airlines

Shandong Airlines

Shenzhen Airlines

Okay Airways

Juneyao Airlines

9 Air

Ruili Airlines

61 Legare, Robert, “Chinese intelligence officer sentenced to 20 years in prison in espionage case,” CBS News, November 16, 2022. See https://www.cbsnews.com/news/chinese-intelligence-officer-yanjun-xu-sentenced-espionage-stealing-trade-secrets/

62 Ibid.

63 Keene, Houston, “Major US defense contractors maintain China ties despite increasing tensions,” Fox Business, May 16, 2022. See https://www.foxbusiness.com/politics/us-defense-contractors-china-ties

Quoting from the Company’s “Boeing in China” document, Fox cited “Boeing Research & Technology China” which “established operations in the country in 2009. Currently it has research collaborations with 23 major universities, seven national institutes and three research centers, with focuses including biofuel, air traffic management technologies, materials, aviation services, cabin technology and manufacturing.”64

A spokesperson for Boeing told Fox Business “the company does ‘not sell Boeing defense platforms to the Chinese military.’”65

But given the FBI director’s warnings about the grave threat posed by China to America’s national security, and China’s aggressive espionage activities even on American soil, Boeing shareholders have every right to information about how Boeing is safeguarding sensitive information within its research and technology facilities in China, where they are surely much more vulnerable to communist espionage.

Legal Risks

Public awareness continues to increase around important issues such as human rights abuses in supply chains, data privacy protection, and threats posed by communist China. In turn, this has led to regulatory initiatives intended to address these issues.

For example, on the topic of human rights abuses in supply chains, American companies are now subject to disclosures under the Uyghur Forced Labor Prevention Act of 2021, which prohibits the importation of goods “manufactured wholly or in part in the Xinjiang Uyghur Autonomous Region (“Xinjiang”) of the People’s Republic of China (“PRC”), or by entities identified by the U.S. government on the UFLPA Entity List.” Such goods “are presumed to be made with forced labor and are prohibited from entry into the United States” and “CBP (Customs and Border Protection) will exercise its authority under the customs laws to detain, exclude, and/or seize and forfeit shipments that are within the scope of the UFLPA.”66

Importers are required to “respond to all CBP requests for information about merchandise under CBP review and demonstrate by clear and convincing evidence that the good, ware, article, or merchandise was not mined, produced, or manufactured wholly or in part by forced labor.” And “The UFLPA also requires that importers demonstrate due diligence, effective supply chain tracing, and supply chain management measures to ensure that they do not import any goods made, in whole or in part, by forced labor, especially from the Xinjiang Region.”67

Boeing shareholders are entitled to fully transparent disclosures as to how Boeing is complying with this law, and assuring that it is not availing itself of slave labor in the purchase of Chinese-produced goods in its supply chain.

64 Ibid.

65 Ibid.

66 Department of Homeland Security, U.S. Customs and Border Protection, Uyghur Forced Labor Prevention Act, “Operational Guidance for Importers,” June 13, 2022. See https://www.cbp.gov/sites/default/files/assets/documents/2022-Jun/CBP_Guidance_for_Importers_for_UFLPA_13_June_2022.pdf

67 Ibid.

Risks to Reputation

A company’s reputation is essential to its business success. There is a clear correlation between brand value and firm valuation. Reputational risks can damage a brand’s value— sometimes beyond repair.

In recent years, Boeing’s reputation has suffered devastating blows as a result of the 737 crashes and their aftermath.

“We now know,” wrote Michael Stumo, whose 24-year-old daughter was one of the 346 people killed in those crashes, “that a culture of expedience, profit and recklessness contributed directly to both crashes.”68

“In fact,” he added in his January 2022 op-ed piece in the Seattle Times, “a subsequent Department of Justice investigation revealed Boeing’s criminal conspiracy to conceal safety problems from the Federal Aviation Administration.”

“As awful as these plane crashes were for victims’ families, it’s been incredibly painful to learn that Boeing also engaged in far-reaching efforts to conceal its safety problems from the FAA. In fact, Boeing only began to reveal its conduct to the Justice Department after successfully delaying the crash investigation for six months.”

“Today, no one disputes that Boeing placed profit ahead of safety — and pursued a flawed, unsafe aircraft. This recklessness claimed 346 lives.”69

As Boeing strives to overcome this damning, and widely held, perception, it can ill afford to again be perceived as putting profitability ahead of protecting human life, alleviating human suffering, safeguarding national security; nor of lacking honesty and transparency as it does so. Yet that is what it is risking in its business dealings with China. Consider:

•Even as Boeing, in late 2021, painted a rosy picture of progress toward fiscal recovery spurred by business dealings with China, “CEO Dave Calhoun’s earnings teleconference,” the Seattle Times reported, “left Wall Street analysts less than convinced that either the prolonged 787 delivery stoppage or the continued closure of the Chinese market to Boeing jet deliveries will end soon.”70

Jim Lebenthal, a partner at financial advisory firm Cerity Partners, said on CNBC that “this presents a ‘serious management credibility problem.’”71

68 Stumo, Michael, “Our daughter and all victims of 737 MAX crashes deserve DOJ investigation of Boeing’s duplicity,” Seattle Times, January 19, 2022. See https://www.seattletimes.com/opinion/our-daughter-and-all-victims-of-737-max-crashes-deserve-doj-investigation-of-boeings-duplicity/

69 Ibid.

70 Gates, Dominic, “As Boeing posts more red ink,” Seattle Times.

71 Ibid.

•Having touted China as “an important market for our commercial business,”72

Boeing is pushing for an easing of tensions between the U.S. and China. “We continue to urge a productive dialogue between the governments given the mutual economic benefits of a thriving aviation industry,” Boeing said in a statement.73

But that places Boeing on the wrong side of public opinion, further jeopardizing its reputation. According to a September 2022 Pew Research survey, anti-China sentiment is running at 82 percent in America, driven by the communist nation’s unleashing of the global pandemic, its human rights abuses at home and menacing, aggressive foreign policy. Negative views of China also top 80 percent in South Korea, Japan, and Australia, and are prevalent by significant majorities across the western world.74

Moreover, such statements allow China to portray the American government’s criticisms of China as unpopular even within American business circles.75

•In his April 30, 2021 message to employees on diversity, equity & inclusion, Mr. Calhoun proclaimed the company’s “commitment to root out racism and invest in equity and racial justice inside and outside Boeing.” He promised “a zero-tolerance approach to behavior that is contrary to our values.”76

“We are sharing these metrics,” he added, “because transparency will help drive shared accountability.”77

Indeed it will. And so shareholders are entitled to full and transparent disclosure of what efforts Boeing is exerting to persuade its Chinese business partners to end their unconscionable oppression of their Uyghur Muslim, Kazakh, Kyrgyz, and other Turkic and/or Muslim ethnic minority populations. Failure to do so will further damage Boeing’s international reputation, as it will stand credibly accused of hypocrisy, and of placing profits above principle, by proclaiming its commitment to racial justice while tolerating, for the sake of its business relationship, “behavior that is contrary to our values”—China’s cruel subjugation of ethnic and religious minorities.

72 Keene, Houston, “Major US defense contractors,” Fox Business.

73 Hepher, Shepardson, “Boeing CEO hints at bigger jet output,” Reuters.

74 Pew Research Center, “How Global Public Opinion of China Has Shifted in the Xi Era,” September 28, 2022. See https://www.pewresearch.org/global/2022/09/28/how-global-public-opinion-of-china-has-shifted-in-the-xi-era/

75 “Senior Chinese diplomat meets Boeing executive; China 'willing to provide necessary assistance to US companies',” Global Times, February 23, 2023. See https://www.globaltimes.cn/page/202302/1286067.shtml

76 Calhoun, Dave, “Boeing CEO Outlines Racial Equity Action Plan,” Boeing Media, August 28, 2020. See https://boeing.mediaroom.com/news-releases-statements?item=130728

77 Ibid.

3.Existing disclosures are fragmented, incomplete, and vague. As a result, these disclosures are inadequate to assess business risks related to Communist China.

•“The Board believes that Boeing’s existing risk management strategy adequately addresses the concerns identified in the proposal,” begins the Board of Directors’ Statement Against the Shareholder Proposal.78

“The Board regularly assesses significant risks to the Company in the course of reviews of corporate strategy and the development of our long-range business plan, including geopolitical risk and relationships with both U.S. and non-U.S. customers and suppliers.”

“We believe that these processes and procedures are more effective in addressing the concerns raised in the proposal than would a public report singling out interactions with a particular jurisdiction.”79

However, as our proposal and this supporting document make clear, the “particular jurisdiction” in question, communist China, is unique, given its size; its economic, technological, and military strength; its track record of extreme human rights abuses at home, and espionage and military menacing across the globe; and its crucial standing as both a major customer and supplier of Boeing, whose business is now being counted on as vital to Boeing overcoming its struggles of recent years.

As such, shareholders have a right to be informed of the specific risks inherent in business dealings with communist China, and of how Boeing is acting to manage and alleviate them.

•The Board of Directors, insisting that it already provides “detailed information on our operations and risk management in China and dealings with Chinese customers in our public disclosures,” argues that “the report requested by this proposal would not meaningfully add to our current disclosures and could in fact be misleading as it may suggest an imbalance in our current disclosures.”80

If in fact the Board has already dealt sufficiently with the unique risk management issues presented by China in its public disclosures, it should be no problem to include those details in this requested report. And if the Board has already deemed it necessary to provide detailed information on its risk management vis-a-vis China in its public disclosures, how is it “misleading” to simply reiterate those details in this requested report?

•In fact, however, the public disclosure which the Board cites as an example, its SEC filing of its 2022 Annual Report, actually illustrates how the Board continues to downplay risks to Boeing associated with China.

78 2023 Proxy Statement, The Boeing Company. See https://d18rn0p25nwr6d.cloudfront.net/CIK-0000012927/a2727b2a-3960-4827-821a-54565feb7cbb.pdf.

79 Ibid.

80 Ibid.

Included in its list of risks are “volatility in international political and economic environments”; “international tensions and conflicts”; “global supply chain constraints”; “the lingering impacts of COVID-19”; and “cybersecurity concerns.”81

While such risks, taken individually, may not be exclusive to China, taken together they bear uniquely and substantially on Boeing’s business relationship with China for all the reasons listed above. Yet they are simply recited generically in that SEC filing, with no mention of their special impact on Boeing-China interactions.82

•The Board, while acknowledging that “China is a very significant market” that “represents a significant component of our commercial airplanes backlog,” argues yet again against “singling out particular countries or groups of customers for scrutiny,” saying this “would be misleading to shareholders and potentially damage our relationship with customers, suppliers, and regulators.”83

What is misleading to shareholders, however, is to suggest that the nature and extent of the risks posed by China are no more extreme, and no more dangerous, than those posed by any other customer or supplier.

•The Board cites Boeing’s Supplier Code of Conduct in its assertion that “We are committed to regularly assessing and managing our supplier-related risks and adhering to high standards of ethical and business conduct for our procurement of goods and services.”84

However, while some of its standards for business conduct are strongly stated as requirements—“Suppliers must comply with all laws and regulations,” “Suppliers must not engage in fraud, deception, or misleading conduct,” etc. (emphases added)—those dealing with human rights are primarily a list of expectations, rather than mandates, for compliance by suppliers:

“We expect suppliers to conduct their business and operations in a way that respects human rights”; “Suppliers are expected to identify risks and actual adverse human rights impacts related to their activities and business relationships”; “Suppliers are expected to take appropriate steps to reduce risk and ensure their operations do not contribute to human rights abuses and to remedy any adverse impacts directly caused by, or contributing to, their activities or business relationships;” “Suppliers are expected to ensure

81 Boeing, Annual Report for the fiscal year ended December 31, 2022, United States Securities and Exchange Commission, Form 10-K. See https://www.sec.gov/Archives/edgar/data/12927/000001292723000007/ba-20221231.htm

82 Ibid.

83Boeing, “Board of Directors Statement Against the Shareholder Proposal.”

84Ibid.

that illegal child labor is not used in the performance of work.”85 (emphases added)

Only on the subject of modern slavery does the Code state that “Suppliers must prevent any involvement in all forms of modern slavery, including human trafficking and forced, bonded, or indentured labor.” (emphasis added) And even here, no consequences are spelled out for any suppliers who do make use of slave labor.86

Conclusion

In its 2022 Annual Report filed with the SEC, which the Board cites in its Statement in Opposition to the Shareholders’ proposal, Boeing urges “investors to consider carefully the risk factors described”87 in that document.

To do so, however, one must consider the unique, substantial, and pressing nature of some of those risks as they pertain to Boeing’s interactions with China. That becomes especially critical at this time, as Boeing points to its hoped-for restoration of robust business relations with China as crucial to recovery from the company’s recent struggles.

Yet that SEC filing notably fails to even acknowledge, let alone emphasize, how crucial some of these risk factors are in relation to Boeing’s dealings with China. Instead, they are simply listed generically, with no effort to “consider carefully” their impact with regard to business with China.

Thus, despite the Board’s citation of that filing as an example of Boeing’s adequate and effective public disclosure policies, it is in fact just the opposite: an example of Boeing’s failure to provide adequate, effective public disclosure of the unique, substantial, and pressing nature of certain risk factors as they pertain to China.

Given these realities, we urge you to consider carefully the gravity of those risk factors specifically involving China that we have detailed in this report: revenue risks, supply chain risks, security risks, reputational risks, and legal risks to Boeing.

And, having carefully considered these risks, we urge you to vote FOR Shareholder Proposal No. 6 on Boeing’s 2023 Proxy, requesting a report on the nature and extent to which corporate operations are dependent on, and vulnerable to, Communist China.

85Boeing, Supplier Code of Conduct, January 2022. See https://www.boeingsuppliers.com/principles/Boeing_Supplier_Code_of_Conduct.pdf.

86Ibid.

87Boeing, Annual Report for 2022.

Photo credits:

Page 3 – Freedom 4 Uyghurs protest, Fitzclick/Creative Commons

Page 4 – Xi Jinping, UN Geneva/Creative Commons

Page 6 – Boeing 787 on production line, Jetstar Airways/Creative Commons

Page 8 – Dave Calhoun, Screengrab/King5 TV

Page 9 – Air China Boeing 777 Jet, Nabil Molinari Photography/Creative Commons

Page 12 – Boeing factory, Gaobo/Creative Commons

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILERS.

THE INFORMATION CONTAINED HEREIN HAS BEEN PREPARED FROM SOURCES BELIEVED RELIABLE BUT IS NOT GUARANTEED BY US AS TO ITS TIMELINESS OR ACCURACY, AND IS NOT A COMPLETE SUMMARY OR STATEMENT OF ALL AVAILABLE DATA. THIS PIECE IS FOR INFORMATIONAL PURPOSES AND SHOULD NOT BE CONSTRUED AS A RESEARCH REPORT.

PROXY CARDS WILL NOT BE ACCEPTED BY US. PLEASE DO NOT SEND YOUR PROXY TO US. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

For questions regarding The Boeing Company – Proposal #6 – the Shareholder Proposal Regarding a “China Report,” sponsored by National Legal and Policy Center, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.